Exhibit (g)(5)



                             [Emeritus letterhead]




January 8, 1998



Mr. Howard G. Phanstiel
Chairman of the Board of Directors
         and Chief Executive Officer
ARV Assisted Living, Inc.
245 Fischer Avenue,  Suite D-1
Costa Mesa, CA 92626

Dear Mr. Phanstiel,

Emeritus Corporation ("Emeritus") and its advisors have reviewed the recent public filings of ARV Assisted Living, Inc. ("ARV") and the statements made by you to the media and we want to respond to various comments relating to our offer to purchase ARV for $17.50 per share in cash (the "Offer"). We are disappointed that you have decided to voice your concerns about the Offer without seeking to constructively resolve them with us.

The primary focus of ARV's various responses to our Offer is on the conditions and not the price of our Offer. For example, the relief you are seeking in your recent lawsuit is that we remove the conditions to our Offer. If your issue is the conditions, rather than the price, then let's work together to address them. If you are willing to enter into a $17.50 per share all cash merger agreement, we are confident that we can demonstrate to your reasonable satisfaction our ability to complete such a transaction. Unfortunately, up to this point, ARV has been unwilling to enter into a constructive dialogue.

With respect to the leases, we note that the risk that the election contest triggers the change of control provisions and, thus, exposes your shareholders to the risk that ARV's landlords will renegotiate their leases at higher prices can be eliminated if you enter into a merger agreement with us. At that point, we would no longer need to pursue an acquisition of ARV by means of a proxy contest and tender offer. We ask that you provide us with the leases in question so that we can work together to make the landlords comfortable with an acquisition by Emeritus. By refusing to negotiate with us, you are compelling us to pursue a proxy contest which you have stated will threaten the interests of your shareholders. Your fiduciary duties require that you not subject your shareholders to these risks by stonewalling us.

We also do not understand your statements that Emeritus' true objective is a stock for stock deal. Once again, as we stated in our January 2 letter to you, our Offer is $17.50 per share in cash and we are committed to providing all ARV shareholders with cash. We believe that an all cash deal at $17.50 is achievable and if you are willing to sit down and negotiate with us we can demonstrate our position. ARV has no basis for mischaracterizing our Offer, especially considering that you are unwilling to talk with us.

We also do not agree with your concerns about Northstar Capital Partners L.L.C. ("Northstar"). As we stated in our letter dated January 2, 1998, David Hamamoto, a Northstar founder and a director of Emeritus, is available to sit down with you and discuss Northstar's ability to provide the necessary financing. If you would only agree to meet with Mr. Hamamoto, we are confident that you would become fully comfortable with Northstar's ability to provide the funds. We also note that since its formation in July 1997, Northstar has committed approximately $320 million of equity in 7 distinct transactions representing total transaction value (including debt and equity) of $820 million. Additionally, Northstar manages Northstar Capital Investment Corp., a paper-clip reit which recently raised $290 million in a 144A common stock offering.

As for your stated belief that because of the Note Rescission Condition contained in our tender offer, ARV shareholders will not see any money for two years, it will be ARV's decision whether or not to appeal any unfavorable court ruling. As you know, we are scheduled to appear in state court on January 23, 1998, to argue our motion for a preliminary injunction on this issue. If the judge issues a favorable decision for us, and you decide to appeal, the court's ruling would remain in effect unless you posted a substantial bond and successfully obtained a discretionary stay from the court, which we believe would be unlikely to occur. We think that any action by the ARV Board that results in further delaying ARV shareholders from receiving $17.50 in cash would constitute a breach of its fiduciary duties.

Finally, with respect to our prior relationship with Standish Care, we think that your facts are incorrect. Emeritus did attempt to negotiate a deal with Standish Care but ultimately Standish Care elected to enter into an agreement with another party that offered to purchase the company for significantly more money than Emeritus' original offer. The end result was positive for all of Standish Care's shareholders.

We again encourage you to enter into negotiations with us so that we can alleviate your concerns that your shareholders are at risk. ARV has forced us to pursue the only alternative currently available to us, the proxy contest. As we have stated in the past, we believe that a negotiated transaction is in the best interest of all parties and Emeritus and its advisers are available to discuss and negotiate the terms of a transaction with you and your advisers immediately.

Sincerely yours,

/s/ Daniel R. Baty
-------------------
    Daniel R. Baty

cc:    Sheila Muldoon
       William Cernius